Room 4561
Via fax 01181352209905

June 3, 2008

Noriaki Yamaguchi
Representative Director & CFO
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330, Japan

Re: Konami Corporation
Form 20-F for the Fiscal Year Ended March 31, 2007
Filed August 2, 2007
File no. 1-31452

Dear Mr. Yamaguchi:

We have reviewed your response to your letter dated May 9, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 1, 2008.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1.   We note in your response to our prior comment no. 1 that you have concluded that you have not been able to establish VSOE of fair value for the online service element for your current generation of games with online capability for which you do not charge a separate fee. We also note in your response to our prior comment no. 2 in our letter dated March 31, 2008 that for the fiscal year ended March 31,

2008, you allocated the total price of the package game products with online capability to the online service elements based on VSOE and recognize the related revenue on a straight-line basis over the estimated period during which the online services are performed. Based on your responses, it remains unclear whether you have established VSOE of the online functionality for games sold during the fiscal year ended March 31, 2008. Clarify whether VSOE of fair value for the online functionality of your games has been established for all of your games where you provide your internal servers to host online functionalities or whether VSOE has been established only for certain games. Additionally, if you have not established VSOE of fair value for the online functionality of games which you previously believed you had, clarify whether you plan on adjusting the revenue recognized for the year ended March 31, 2008 and any quarterly financial information furnished during the fiscal year ended March 31, 2008.

2.   We note your response to our prior comment no. 2 where you indicate that the estimated online service period is six months for the packaged games. We also note that you determined this estimated period by analyzing historical online usage by each package game with the online capability and by game platform. Please provide us your analysis supporting the estimated online services period of six months. In this regard, we note in your response to our prior comment no. 1 in our letter dated March 13, 2008 that the history of console games with online functionality hosted on your internal servers are greater than six months.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, or me at (202) 551-3730 if you have questions regarding above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief